Mail Stop 3561

January 10, 2008

Mr. Matthew P. Dwyer
CEO and Principal Financial and Accounting Officer
247MGI, Inc.
1007 N. Federal Highway, Suite D-6
Fort Lauderdale, Florida 33304

> **Re:** **247MGI, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006, as amended**
> **Filed August 14, 2007, January 3, 2008 and January 10, 2008**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **June 30, 2007, as amended, and September 30, 2007**
> **Filed August 14, 2007, January 3, 2008 and November 19, 2007**
> **Response Letter Dated January 2, 2008**
> **File No. 0-30011**

Dear Mr. Dwyer:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant